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                                  UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549

                                  SCHEDULE 13D
                                (Amendment No.3)


                    Under the Securities Exchange Act of 1934


                             EXCAL ENTERPRISES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)

                                    300902103
                                 (CUSIP Number)


                            Steven C. Koegler, Esq.
                             Walker & Koegler, P.A.
                           10151 Deerwood Park Blvd.,
                             Building 100, Suite 200
                           Jacksonville, Florida 32256
                                 (904) 998-9800
                  (Name, Address and Telephone Number of Person
                                 Authorized to
                       Receive Notices and Communications)



                                  June 20, 1996

                  (Date of Event which Requires Filing of this
                                   Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            EXCAL  ENTERPRISES,  INC.

                          Schedule 13D Amendment No.  3


The Reporting Persons, consisting of David J. Smith, Jonathan E. Humphrey,  Kyle
K. Krueger, Apollo Capital Management Group, L.P., a Delaware limited partnership, J. Steven Emerson, SEAF Ltd, a California limited partnership and MCM Partners, a California general partnership hereby amend their statement on
Schedule 13D relating to the common stock, par value $.004 per share, of Excal Enterprises, Inc. (the "Issuer"), as set forth herein to disclose certain developments since the filing of the previous amendment to Schedule 13D.

Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in the Reporting Persons' prior statement on Schedule 13D.


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Item 4.   Purpose of Transaction.
Item 4 is hereby amended to add the following:

Demand for Meeting.

Since the demand for meeting was made by Cede & Co. on behalf of the Reporting Persons, as reported in the Reporting Persons' previous Amendment to Schedule 13D (Amendment No. 2), the Reporting Persons have received a letter dated June 19, 1996 from Timothy R. Barnes on behalf of Excal. In that letter, Excal rejected the Reporting Persons' demand for a special meeting in lieu of the annual meeting of shareholders and asserts that the demand for meeting is "improper." Excal contends that Excal has held its annual meeting for the fiscal year ended June 30, 1995, such meeting having been held on May 31, 1995. Essentially, the letter takes the position that the Company is permitted, under its Bylaws, to hold its annual meeting PRIOR to the end of the fiscal year to which such meeting relates. The letter also contends that the demand is "improper" because the demand requested that the meeting be held at a particular date and location and requested a particular record date. The text of Excal's letter to the Reporting Persons is set forth as Exhibit 6 hereto.

The Reporting Persons vigorously disagree with the Company's position concerning the demand for meeting. In response to the company's refusal to call a meeting, David J. Smith, on behalf of the Reporting Persons, sent to the Board of Directors of Excal a letter dated June 20, 1996. Mr. Smith's letter set forth certain opinions and concerns, concerning the company and its responses to the Reporting Persons' concerns to date. Set forth as Exhibit 7 hereto is a copy of the letter transmitted by David J. Smith on behalf of the Reporting Persons to the Company on June 20, 1996.

On July 3, 1996, David J. Smith, through counsel, filed a Motion for Leave to file a counterclaim against Excal in response to the Complaint previously described in the Second Amendment to Schedule 13D (Case No. 96-764-CIV-T-23-
E)(the "Litigation"). The Motion essentially seeks leave to file a counterclaim in the Litigation (i) alleging that Excal has wrongfully failed to schedule and conduct an annual meeting of the shareholders and seeking an injunction requiring that such a meeting be held pursuant to Section 211(c)of the Delaware corporation laws and (ii) seeking an injunction preventing Excal, R. Park Newton, III or W. Carey Webb from purporting to implement the Rights Plan and further preventing the dilution of the shares of stock held by Smith until the issues presented in the Litigation can be properly resolved by the Court. A copy of the Motion for Leave together with the proposed Counterclaim is attached to this Schedule 13D as Exhibit 8.

Item 7. Material to be filed as Exhibits. Item 7 is hereby amended to add the following:


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Exhibit 6.  Text of letter dated June 19, 1996 sent to the Reporting Persons by
Excal in response to Demand for Special Meeting in Lieu of the Annual Meeting of Shareholders.

Exhibit 7. Letter sent by David J. Smith to the Board of Directors of Excal dated June 20, 1996.

Exhibit 8. Motion of David J. Smith for Leave to File and Serve a Supplemental Pleading (Counterclaim) and Memorandum in Support.

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.004 per share, of Excal Enterprises, Inc., a Delaware corporation, is true, complete and correct.

Date: 7/08/96            Signature:     /s/ David J. Smith
                                        -------------------------
                                        David J. Smith

Date: 7/08/96            Signature:     /s/ Jonathan E. Humphreys
                                        -------------------------
                                        Jonathan E. Humphreys

Date: 7/08/96            Signature:     /s/ Kyle K. Krueger
                                        -------------------------
                                        Kyle K. Krueger

Date: 7/08/96            Signature:     /s/ J. Steven Emerson
                                        -------------------------
                                        J. Steven Emerson

Date: 7/08/96            Apollo Capital Management Group, L.P.,
                         a Delaware limited  partnership

                         By: Apollo Capital Corp.,
                         a Delaware corporation
                         its General Partner

                         By:            /s/ Kyle K. Krueger
                                        -------------------------
                                        Kyle K. Krueger

Date: 7/08/96            Apollo Capital Corp.,
                         a Delaware corporation

                         By:            /s/ Kyle K. Krueger
                                        -------------------------
                                        Kyle K. Krueger

Date: 7/08/96            SEAF, Ltd.,
                         a California limited partnership

                         By:            /s/ J. Steven Emerson
                                        -------------------------
                                        J. Steven Emerson,
                                        Its General Partner

Date: 7/08/96            MCM Partners

                         By:            /s/ Jonathan E. Humphreys
                                        -------------------------
                                        Jonathan E. Humphreys